UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K
                                    --------


  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


For the month of November, 2004

Commission File Number: 0-29031

                              SINOVAC BIOTECH LTD.
                       (Name of Registrant in its charter)

                               ANTIGUA and BARBUDA
         (State or other jurisdiction of incorporation or organization)

                               39 Shangdi Xi Road
                            Haidian District, Beijing
                                  China 100085
              (Address of principal executive offices and zip code)

                               Tel: 86-10-82890088
                               Fax: 86-10-62966910
                      (Issuer's telephone and fax numbers)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

          Form 20-F  X           Form 40-F
                   -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                    No  X
             -----                 -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ------

INDEX
-----

Item
----

1.   Interim financial statements for the six month period ended June 30, 2004
2.   Management  discussion and analysis for the six month period ended June 30,
     2004
3.   Quantitative and qualitative disclosures about market risk


Item 1.  Interim  financial  statements  for the six month period ended June 30,
--------------------------------------------------------------------------------
2004
----


                         SINOVAC BIOTECH LTD.
                         --------------------
                         (formerly Net-Force Systems Inc.)

                         Consolidated Financial Statements
                         (Unaudited)
                         (Expressed in U.S. Dollars)

                         June 30, 2004






                         Index
                         -----

                         Report of Independent Registered Public Accounting Firm

                         Consolidated Balance Sheets

                         Consolidated Statements of Stockholders' Equity

                         Consolidated Statements of Operations

                         Consolidated Statements of Cash Flows

                         Notes to Consolidated Financial Statements

MOORE STEPHENS ELLIS FOSTER LTD.
================================
CHARTERED ACCOUNTANTS
---------------------

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
Website:  www.ellisfoster.com

--------------------------------------------------------------------------------


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
-------------------------------------------------------


To the Board of Directors and Stockholders of
---------------------------------------------

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)


We have reviewed the accompanying consolidated balance sheet of Sinovac Biotech Ltd. (formerly Net-Force Systems Inc.) ("the Company") as at June 30, 2004, and the related statements of stockholders' equity, operations, and cash flows for the six-month period then ended. These interim financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with U.S. generally accepted accounting principles.


                                        /s/ Moore Stephens Ellis Foster Ltd.

Vancouver, Canada
September 13, 2004, except as to
Note 11(a) which is as of October 12, 2004                 Chartered Accountants






--------------------------------------------------------------------------------
MS An independently owned and operated member of Moore Stephens North America, Inc. Members in principal cities throughout North America. Moore Stephens North America, Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Balance Sheets
(Expressed in U.S. Dollars)
=====================================================================================================
                                                                          June 30         December 31
                                                                             2004                2003
-----------------------------------------------------------------------------------------------------
                                                                      (Unaudited)
ASSETS

Current assets
  Cash and cash equivalents                                      $     3,018,654     $     1,420,047
  Accounts receivable - net (Note 3)                                   2,419,301           1,470,761
  Inventories (Note 4)                                                 1,060,962           1,047,920
  Promissory note - related party (Note 9)                             2,424,767                   -
  Deferred financing charge                                               95,083                   -
  Prepaid expenses and deposits                                           32,357              13,723
-----------------------------------------------------------------------------------------------------

Total current assets                                                   9,051,124           3,952,451

Property, plant and equipment                                          9,339,088           7,459,883

Due from related parties (Note 11)                                     2,246,401             947,267

Licenses and permits                                                   2,441,021           2,538,115
-----------------------------------------------------------------------------------------------------

Total assets                                                     $    23,077,634     $    14,897,716
=====================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Loans payable (Note 8)                                         $       148,550     $       752,415
  Accounts payable and accrued liabilities                             1,535,470           1,483,690
  Due to related parties (Note 11)                                     2,261,565           1,170,474
  Deferred financing charge                                               34,148                   -
  Deferred research grants                                             1,440,484                   -
-----------------------------------------------------------------------------------------------------

Total current liabilities                                              5,420,217           3,406,579

Loans payable (Note 8)                                                 2,121,361             603,865
-----------------------------------------------------------------------------------------------------

Total liabilities                                                      7,541,578           4,010,444
-----------------------------------------------------------------------------------------------------

Minority interests                                                     4,746,250           4,737,656
-----------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY

Preferred stock                                                                -                   -
  Authorized 50,000,000 shares at par value of $0.001 each
  Issued and outstanding: nil

Common stock                                                              34,770              27,091
  Authorized: 100,000,000 shares at par value of $0.001 each
  Issued and outstanding:  34,770,233 (2003 - 27,091,033)

Subscription received                                                          -           1,031,959

Additional paid in capital                                            14,351,944           5,798,220

Accumulated other comprehensive income                                       248                 206

Accumulated deficit                                                   (3,597,156)           (707,860)
-----------------------------------------------------------------------------------------------------

Total stockholders' equity                                            10,789,806           6,149,616
-----------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                       $    23,077,634     $    14,897,716
=====================================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Stockholders' Equity
(Unaudited)
(Expressed in U.S. Dollars)
===================================================================================================================================
                                                                                                                       Accumulated
                                                                                           Compre-                        Other
                                                    Common stock           Additional      hensive                       compre-
                                             --------------------------     paid in         income        Deficit        hensive
                                                Shares         Amount       capital         (loss)      accumulated       Income
-----------------------------------------------------------------------------------------------------------------------------------

Recapitalization as a result of reverse
  acquisition (Note 1)                                 -   $         -    $ 8,007,871    $         -    $   (77,408)   $         -

Contribution of drug licenses for shares
  at transferor's cost                                 -             -        458,634              -              -              -

Subscriptions receivable received                      -             -              -              -              -              -

Component of comprehensive income (loss)
- Net (loss) for the period                            -             -              -       (592,208)      (592,208)             -
-----------------------------------------------------------------------------------------------------------------------------------

Comprehensive (loss)                                                                     $  (592,208)
                                                                                         ============

Balance, December 31, 2002                             -             -      8,466,505                      (669,616)             -

Debt exchange for shares (Note 10c)                    -             -      2,608,696              -              -              -

Recapitalization adjustment (Note 1)          10,000,000        10,000     (5,436,848)             -        423,295              -

Recapitalization to effect the acquisition
  of Net-Force (Note 1)                       17,091,033        17,091        (16,991)             -              -              -
-----------------------------------------------------------------------------------------------------------------------------------

Balance after recapitalization adjustment     27,091,033        27,091      5,621,362              -       (246,321)             -

Imputed interest on advances from related
  parties                                              -             -         57,277              -              -              -

Stock-based compensation                               -             -        119,581              -              -              -

Subscriptions received                                 -             -              -              -              -              -

Components of comprehensive income (loss)

- Foreign currency translation                         -             -              -            206              -            206

- Net (loss) for the period                            -             -              -       (461,539)      (461,539)             -
-----------------------------------------------------------------------------------------------------------------------------------

Comprehensive (loss)                                                                     $  (461,333)
                                                                                         ============

Balance, December 31, 2003                    27,091,033   $    27,091    $ 5,798,220                   $  (707,860)   $       206
======================================================================================                  ===========================






(continued)
=========================================================================

                                              Subscript-
                                                 ions           Total
                                             (receivable)   stockholders'
                                             and received      equity
-------------------------------------------------------------------------

Recapitalization as a result of reverse
  acquisition (Note 1)                       $(1,020,139)   $  6,910,324

Contribution of drug licenses for shares
  at transferor's cost                                 -         458,634

Subscriptions receivable received              1,020,139       1,020,139

Component of comprehensive income (loss)
- Net (loss) for the period                             -       (592,208)
-------------------------------------------------------------------------

Comprehensive (loss)


Balance, December 31, 2002                             -       7,796,889

Debt exchange for shares (Note 10c)                    -       2,608,696

Recapitalization adjustment (Note 1)                   -      (5,003,553)

Recapitalization to effect the acquisition
  of Net-Force (Note 1)                                -             100
-------------------------------------------------------------------------

Balance after recapitalization adjustment              -       5,402,132

Imputed interest on advances from related
  parties                                              -          57,277

Stock-based compensation                               -         119,581

Subscriptions received                         1,031,959       1,031,959

Components of comprehensive income (loss)

- Foreign currency translation                         -             206

- Net (loss) for the period                            -        (461,539)
-------------------------------------------------------------------------

Comprehensive (loss)


Balance, December 31, 2003                   $ 1,031,959    $  6,149,616
=========================================================================



The accompanying notes are an integral part of these financial statements.






SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Stockholders' Equity
- continued
(Unaudited)
(Expressed in U.S. Dollars)
===================================================================================================================================
                                                                                                                       Accumulated
                                                                                           Compre-                        Other
                                                    Common stock           Additional      hensive                       compre-
                                             --------------------------     paid in         income        Deficit        hensive
                                                Shares         Amount       capital         (loss)      accumulated       Income
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2003                    27,091,033   $    27,091    $ 5,798,220                   $  (707,860)   $       206

Imputed interest on advances from related
  parties                                              -             -            262              -              -              -

Stock-based compensation                               -             -      2,238,098              -              -              -

Common shares issued in connection with
  acquisition of Tangshan Yian                 3,500,000         3,500      1,569,543              -              -              -

Private placement                              4,179,200         4,179      4,745,821

Components of comprehensive income (loss)

- Foreign currency translation                         -             -              -             42              -             42

- Net (loss) for the period                            -             -              -     (2,889,296)    (2,889,296)             -
-----------------------------------------------------------------------------------------------------------------------------------

Comprehensive (loss)                                                                     $(2,889,254)
                                                                                         ============

Balance, June 30, 2004                        34,770,233   $    34,770    $14,351,944                   $(3,597,156)   $       248
======================================================================================                  ===========================


(continued)
=========================================================================

                                              Subscript-
                                                 ions           Total
                                             (receivable)   stockholders'
                                             and received      equity
-------------------------------------------------------------------------

Balance, December 31, 2003                   $ 1,031,959    $  6,149,616

Imputed interest on advances from related
  parties                                              -             262

Stock-based compensation                               -       2,238,098

Common shares issued in connection with
  acquisition of Tangshan Yian                         -       1,573,043

Private placement                             (1,031,959)      3,718,041

Components of comprehensive income (loss)

- Foreign currency translation                         -              42

- Net (loss) for the period                            -      (2,889,296)
-------------------------------------------------------------------------

Comprehensive (loss)


Balance, June 30, 2004                       $         -    $10,789,806
=========================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Operations
Six Months Ended June 30, 2004 and 2003
(Unaudited)
(Expressed in U.S. Dollars)
======================================================================================

                                                              2004                2003
--------------------------------------------------------------------------------------

Sales                                             $     2,291,558     $     1,090,856

Cost of sales                                             761,959             357,386
--------------------------------------------------------------------------------------

Gross profit                                            1,529,599             733,470
--------------------------------------------------------------------------------------

Selling, general and administrative expenses            1,861,329             615,615

Stock-based compensation                                2,238,098                   -

Research and development expenses                         137,158              18,099

Interest and financing expenses                           172,187             118,690

Depreciation of property, plant and equipment
  and amortization of licenses and permits                172,461             132,994
--------------------------------------------------------------------------------------

Total operation expenses                                4,581,233             885,398
--------------------------------------------------------------------------------------

Operating loss                                         (3,051,634)           (151,928)

Interest income                                           170,935              23,214
--------------------------------------------------------------------------------------

Net (loss) before minority interests                   (2,880,699)           (128,714)

Minority interests                                         (8,597)                  -
--------------------------------------------------------------------------------------

Net (loss) for the period                         $    (2,889,296)    $      (128,714)
======================================================================================

(Loss) per share - basic and diluted              $      (   0.09)    $       (  0.02)
======================================================================================

Weighted average number of
  common stocks outstanding
   - Basic and diluted                                 31,331,475           8,400,000
======================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Consolidated Statements of Cash Flows
Six Months Ended June 30, 2004 and 2003
(Unaudited)
(Expressed in U.S. Dollars)
=====================================================================================================

                                                                             2004                2003
-----------------------------------------------------------------------------------------------------

Cash flows from (used in) operating activities
  Net (loss) for the period                                      $    (2,889,296)    $      (128,714)
  Adjustments to reconcile net (loss) to net cash
    used by operating activities:
  - stock-based compensation                                           2,238,098                   -
  - provision for doubtful debts                                         243,581                   -
  - interest accrued on promissory note                                  (93,260)
  - imputed interest on advances received from
    related parties                                                          262                   -
  - depreciation of property, plant and equipment
    and amortization of licenses and permits                             417,640             328,786
  - amortization of financing charge                                        (408)
  - minority interests                                                     8,597                   -
  Change in other assets and liabilities (net of effect of
    acquisition of subsidiary):
  - accounts receivable                                               (1,148,999)           (550,917)
  - inventories                                                           55,606            (197,161)
  - prepaid expenses and deposits                                        (18,634)             (6,268)
  - accounts payable and accrued liabilities                            (600,178)           (183,882)
-----------------------------------------------------------------------------------------------------

Net cash used in operating activities                                 (1,786,991)           (738,156)
-----------------------------------------------------------------------------------------------------

Cash flows from (used in) financing activities
  Loan proceeds, net of repayment                                       (423,016)          1,406,908
  Proceeds from issuance of shares                                     3,718,041                   -
  Government grant received, net of qualified research                 1,440,484             121,850
     and development expenditures
  Advances from (to) related parties                                    (964,886)            318,578
-----------------------------------------------------------------------------------------------------

Net cash provided by financing activities                              3,770,623           1,847,336
-----------------------------------------------------------------------------------------------------

Cash flows from (used in) investing activities
  Cash acquired in connection with acquisition of subsidiary              42,216                   -
  Acquisition of property, plant and equipment                          (427,241)           (337,720)
  Acquisition of drug licenses and related costs                               -            (353,904)
-----------------------------------------------------------------------------------------------------

Net cash used in investing activities                                   (385,025)           (691,624)
-----------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents                                  1,598,607             417,556

Cash and cash equivalents, beginning of period                         1,420,047             312,594
-----------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                         $     3,018,654     $       730,150
=====================================================================================================

Supplemental disclosure of cash flow information:
  Cash paid for interest, net of interest capitalized            $        44,007     $        70,801
=====================================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
June 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================


1.   Nature of Business and Continuation of Operation
-----------------------------------------------------

     These consolidated financial statements presented are those of Sinovac Biotech Ltd., formerly Net-Force Systems Inc., ("parent company"), its 51% owned subsidiary Sinovac Biotech Co., Ltd. ("Sinovac China") and its 100% owned subsidiary Tangshan Yian Bioengineering Co., Ltd. ("Tangshan Yian"). Collectively, they are referred to herein as "the Company".

     Sinovac China was incorporated under the laws of China on April 28, 2001. It is in the business of research and development, production and sales of pharmaceutical products in China.

     Tangshan Yian was incorporated under the laws of China on February 9, 1993. It is in the business of research and development, production and sales of pharmaceutical products in China.

     On September 24, 2003, Net-Force Systems Inc. ("Net-Force"), a company incorporated on March 1, 1999 under the International Business Corporations Act No. 28 of 1982 of the laws of Antigua and Barbuda, entered into a Share Exchange Agreement ("Agreement") with Sinovac China, whereby Net-Force issued 10,000,000 shares of its common stock in exchange for a 51% interest in Sinovac China. As part of the agreement, Net-Force disposed of its wholly owned subsidiary, Net Force Entertainment, Inc. and all of its assets and liabilities to a company controlled by its president and chief executive officer for $100 and then become a non-operating shell company. Immediately prior to the Agreement, Net-Force had 17,091,033 shares of common stock issued and outstanding. The acquisition was accounted for as recapitalization of Sinovac China because the shareholders of Sinovac China controlled Net-Force after the acquisition. Sinovac China was treated as the acquiring entity for accounting purposes and Net-Force was the surviving entity for legal purposes. The combined company is considered to be a continuation of the operations of Sinovac China. The issued and outstanding common stock of Sinovac China prior to the completion of acquisition was restated to reflect the 10,000,000 common stock issued by Net-Force. Effective on October 21, 2003, Net-Force changed its name to Sinovac Biotech Ltd. The Company has an office in Vancouver, Canada.

     Net-Force had no operations between May 1, 2003 and September 23, 2003.


2.   Significant Accounting Policies
------------------------------------

     (a)  Base of Presentation

          These consolidated financial statements include the accounts of the parent company, its 51% owned subsidiary, Sinovac China and its 100% owned subsidiary, Tangshan Yian. All significant inter-company transactions have been eliminated.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
June 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================


2.   Significant Accounting Policies (continued)
------------------------------------

     (b)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c)  Cash and Cash Equivalents

          Cash equivalents usually consist of highly liquid investments that are readily convertible to cash with maturities of three months or less when purchased.

     (d)  Inventories

          Inventories are stated at the lower of cost or market with cost generally determined on a first-in, first-out basis. Cost includes direct material, direct labour and overheads.

     (e)  Property, Plant and Equipment

          Property, plant and equipment are recorded at cost, including capitalized interest and internal engineering costs. Significant additions and improvements are capitalized, while repairs and maintenance are charged to expenses as incurred. Equipment purchased for specific research and development projects with no alternative uses are expensed. Depreciation of property, plant and equipment generally is computed using the straight-line method based on the estimated useful lives of the assets as follows:

            Land-use rights                          49 years
            Plant and building                       30 years
            Machinery and equipment                  8 - 10 years
            Motor vehicles                           5 years
            Office equipment and furniture           5 years
            Leasehold improvements                   Term of lease (5 years)

     (f)  Licenses and Permits

          Licenses and permits, in relation to the production and sales of pharmaceutical products in China, are amortized on a straight-line basis over their useful lives of 10 years. Carrying values of such assets are reviewed at least annually by comparing the carrying amounts to their estimated undiscounted net future cash flows. There were no impairment adjustments to the carrying value of the licenses and permits for the six months ended June 30, 2004 and 2003.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
June 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================


2.   Significant Accounting Policies (continued)
------------------------------------

     (g)  Impairment of Long-Lived Assets

          The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". Long-lived assets and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable from the future, undiscounted net cash flows expected to be generated by the asset. If the asset is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset and its estimated fair value based on discounted net future cash flows or quoted market prices. There have been no impairment losses recognized to date.

     (h)  Income Taxes

          The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

     (i)  Revenue Recognition

          Sales revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed and final, delivery has occurred and there is reasonable assurance of collection of the sales proceeds. The Company generally obtains purchase authorizations from its customers for a specified amount of products at a specified price and considers delivery to have occurred when the customer takes possession of the products. The Company provides its customers with a limited right of return. Revenue is recognized upon delivery and a reserve for sales returns is recorded. The Company has demonstrated the ability to make reasonable and reliable estimates of products returns in accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists.

     (j)  Advertising Expenses

          Advertising costs are expensed as incurred and included in selling expenses. Advertising costs were $10,132 for the six months ended June 30, 2004.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
June 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================


2.   Significant Accounting Policies (continued)
------------------------------------

     (k)  Research and Development

          Research and development costs are charged to operations as incurred. Research and development costs are listed as a separate line item on the Company's statements of operations.

          Research  grants are taken into income as a reduction  of research and
          development   expenses  when  conditions  imposed  by  the  government
          authorities are fulfilled.

     (l)  Foreign Currency Transactions

          The parent company and its subsidiaries maintain their accounting records in their functional currencies, i.e. U.S. dollars and Renminbi Yuan ("RMB") respectively. The Company translates foreign currency transactions into its functional currency in the following manner:

          At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, foreign currency monetary assets, and liabilities are re-evaluated into the functional currency by using the exchange rate in effect at the balance sheet date. The resulting foreign exchange gains and losses are included in operations.

     (m)  Foreign Currency Translations

          The assets and liabilities of the foreign subsidiaries, Sinovac China and Tangshan Yian (whose functional currency is Renminbi Yuan), are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rate. Gain and losses from such translations are included in stockholders' equity, as a component of other comprehensive income.

     (n)  Stock-based Compensation

          The Company has adopted the fair value method of accounting for stock-based compensation recommended by of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-based Compensation". On April 14, 2004 and November 1, 2003, the board of directors approved stock option plans that are described more fully in
          Note 12. The Company did not grant stock options for the period from April 28, 2001 (inception) to December 31, 2002.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
June 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================


2.   Significant Accounting Policies (continued)
------------------------------------

     (o)  Comprehensive Income

          The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. The Company's comprehensive income consists of net earnings (loss) and foreign currency translation adjustments.

     (p)  Earnings (Loss) Per Share

          Basic earning (loss) per share is computed using the weighted average number of shares outstanding during the period. The Company adopted SFAS No. 128, "Earnings per Share". 1,500,000 shares held in escrow and contingently cancelable are excluded in the computation of loss per share until the conditions for their release are satisfied (Note
          6). Diluted loss per share is equal to the basic loss per share for the periods presented because common stock equivalents that are outstanding are anti-dilutive. However, they may be dilutive in future.

     (q)  Financial Instruments and Concentration of Credit Risks

          The fair values of financial instruments are estimated at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

          The carrying value of cash and cash equivalents, accounts receivable, short-term loans payable, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments. The fair value of long-term debt is based on the discounted value of contractual cash flows and at June 30, 2004, approximates its carrying value. The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
June 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================


2.   Significant Accounting Policies (continued)
------------------------------------

     (q)  Financial Instruments and Concentration of Credit Risks (continued)

          The Company is operating in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese currency RMB. Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and trade receivables, the balances of which are stated on the consolidated balance sheets. The Company places its cash in high credit quality financial institutions. The Company's customers are primarily pharmaceutical and biotechnology companies. One customer accounted for 29.9% (2003-16.5%) of total sales for the six months ended June 30, 2004. Concentration of credit risks with respect to trade receivables is limited to a degree due to the Company's large number of diverse customers in different locations in China. Ongoing credit evaluations of customers' financial condition are performed and the Company maintains provision for potential credit losses if necessary. The Company does not require collateral or other security to support financial instruments subject to credit risks. The Company is not subject to significant interest risks.

     (r)  Accounting for Derivative Instruments and Hedging Activities

          The Company has adopted the Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

          The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. The option of this pronouncement does not have an impact on its consolidated financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
June 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================


2.   Significant Accounting Policies (continued)
------------------------------------

     (s)  New Accounting Pronouncements

          In January 2003, the Financial Accounting Standard Board released FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and for variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company did not create a variable interest entity after January 31, 2003 and does not have a variable interest entity as of December 31, 2003. The Company expects that the full adoption of FIN 46R does not have an impact on its financial position or results of operations.

          In May 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 addresses certain accounting issues related to hedging activity and derivative instruments embedded in other contracts. In general, the amendments require contracts with comparable characteristics to be accounted for similarly. In addition, SFAS No. 149 provides guidance as to when a financing component of a derivative must be given special reporting treatment in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 does not have an impact on the Company's consolidated financial statements.

          In May 2003, the Financial Accounting Standards Board (FASB) approved SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how to classify and measure financial instruments with characteristics of both liabilities and equity. It requires financial instruments that fall within its scope to be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, for pre-existing financial instruments, as of July 1, 2003. The Company does not have any financial instruments that fall under the guidance of SFAS No. 150 and, therefore, the adoption does not have any effect on the Company's consolidated financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
June 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================


2.   Significant Accounting Policies (continued)
------------------------------------

     (s)  New Accounting Pronouncements (continued)

          In a December 11, 2003 speech at the American Institute of Certified Public Accountants, the Securities and Exchange Commission ("SEC") expressed that rate-lock commitments represent written put options and, therefore, be valued as a liability. The SEC expressed that they expect registrants to disclose the effect on the financial statement of recognizing the rate-lock commitments as written put options, for quarters commencing after March 15, 2004. Additionally, the SEC recently issued Staff Accounting Bulletin (SAB) No. 105. SAB No. 105 clarifies the SEC's position that the inclusion of cash flows from servicing or ancillary income in the determination of the fair value of interest rate lock commitments is not appropriate. The adoption of SAF No. 105 does not have an impact on the Company's consolidated financial statements.


3.   Accounts Receivable
------------------------

                                                    June 30       December 31
                                                       2004              2003
     -------------------------------------------------------------------------

     Trade receivables                          $ 2,747,603       $ 1,609,209
     Allowance for doubtful accounts               (392,132)         (148,551)
     -------------------------------------------------------------------------

                                                  2,355,471         1,460,658

     Other receivables                               63,830            10,103
     -------------------------------------------------------------------------

     Total                                      $ 2,419,301       $ 1,470,761
     =========================================================================


4.   Inventories
----------------

                                                   June 30        December 31
                                                      2004               2003
     ------------------------------------------------------------------------

     Raw materials                              $  244,707          $ 237,974
     Finished goods                                710,484            692,673
     Work in progress                              105,771            117,273
     ------------------------------------------------------------------------

     Total                                      $1,060,962         $1,047,920
     =========================================================================

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
June 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================


5.   Property, Plant and Equipment
----------------------------------

                                                                  June 30, 2004
                                                --------------------------------------------------
                                                        Cost        Accumulated          Net book
                                                                   Amortization             Value
     ---------------------------------------------------------------------------------------------

     Land-use rights                            $    592,087       $     49,246       $   542,841
     Plant and building                            5,818,672            356,876         5,461,796
     Machinery and equipment                       3,648,061            761,490         2,886,571
     Motor vehicles                                  290,122            114,166           175,956
     Office equipment and furniture                  222,957             84,852           138,105
     Leasehold improvements                          167,274             33,455           133,819
     ---------------------------------------------------------------------------------------------

     Total                                      $ 10,739,173       $  1,400,085       $ 9,339,088
     =============================================================================================

                                                                December 31, 2003
                                                --------------------------------------------------
                                                        Cost        Accumulated          Net book
                                                                   Amortization             Value
     ---------------------------------------------------------------------------------------------

     Land-use rights                            $    365,510       $     19,892       $   345,618
     Plant and building                            4,191,009            189,342         4,001,667
     Machinery and equipment                       3,134,007            412,862         2,721,145
     Motor vehicles                                  166,219             48,834           117,385
     Office equipment and furniture                  174,847             51,326           123,521
     Leasehold improvements                          167,274             16,727           150,547
     ---------------------------------------------------------------------------------------------

                                                $  8,198,866       $    738,983       $ 7,459,883
     =============================================================================================

     Depreciation expense for the six months ended June 30, 2004 and 2003 was $320,546 and $231,692, respectively.


6.   Acquisition of Tangshan Yian
---------------------------------

     On January 26, 2004, Sinovac acquired 100% of the shares of Tangshan Yian from a director (the "Vendor") of the Company by issuing 3,500,000 common shares and paying $2,200,000 cash in the form of a promissory note. The $2,200,000 promissory note is non-interest bearing and payable on or before January 26, 2005. In connection with the acquisition, the Vendor has agreed to assume and pay off a $1 million debt owed by Tangshan Yian on or before January 31, 2006. 1,500,000 of 3,500,000 shares are placed in escrow and contingently cancellable if the debt is not paid within the given time frame. Accordingly, these escrow shares are excluded from the calculation of the weighted average number of shares for purposes of loss per share. The total consideration, not including the 1.5 million escrow shares, is valued at $3.6 million.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
June 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================


6.   Acquisition of Tangshan Yian (continued)
---------------------------------

     The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets and liabilities acquired as follows:

               Cash and cash equivalents              $    42,216
               Other tangible assets                    4,672,712
               Property, plant and equipment            1,772,510
               Liabilities                             (2,877,395)
               ---------------------------------------------------
               Net assets acquired                    $ 3,610,043
               ===================================================

     Tangshan Yian is in the business of research and development, production and sales of certain pharmaceutical products in China. The operating results of the Tangshan Yian from January 26, 2004 to June 30, 2004 are included in the consolidated statements of operations.


7.   Licenses and Permits
-------------------------

                                                        June 30     December 31
                                                           2004            2003
     ---------------------------------------------------------------------------

     Inactive Hepatitis A                           $ 1,941,879     $ 1,941,879
     Recombinant Hepatitis A&B                          506,460         506,460
     Influenza Virus HA Vaccine                         381,058         381,058
     ---------------------------------------------------------------------------

                                                      2,829,397       2,829,397
     Less: accumulated amortization                    (388,377)       (291,282)
     ---------------------------------------------------------------------------

     Total                                          $ 2,441,020     $ 2,538,115
     ===========================================================================

     (a) In March 2003, Sinovac China acquired the Influenza Virus HA Vaccine drug license from Tangshan Yian at the vendor's cost. In January 2004, Sinovac China completed the acquisition of 100% of the shares of Tangshan Yian (Note 6) and has continued to carry the license at the original cost to Tangshan Yian. Sinovac China is applying for a production permit for this pharmaceutical product. The cost of the license will be amortized based on an estimated useful life of 10 years commencing with the production of the drug, which is expected to be in early 2005.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
June 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================


7.   Licenses and Permits (continued)
-------------------------

     (b) In April 2002, Sinovac China acquired the Recombinant Hepatitis A&B drug license from a company called Beijing Keding Investment Co., Ltd. ("Beijing Keding") by issuing shares equal to a 10.71% interest in Sinovac China and paying $18,116 (RMB150,000) in cash. Beijing Keding is owned by a director, president and three other senior officers of Sinovac China. As at December 31, 2003, $10,487 remained unpaid and was recorded in due to related parties (see Note 10a). Sinovac China is applying for a production permit for this pharmaceutical product. The cost of the license will be amortized based on an estimated useful life of 10 years commencing with the production of the drug, which is expected to be in early 2005. The drug license was recorded at the vendor's cost.

     (c) Amortization expense for the licenses and permits was $97,094 for both the six months ended June 30, 2004 and the comparative period in 2003.

          The estimated amortization expenses for each of the five succeeding fiscal years ended December 31 are as follows:

                    2005                            $283,000
                    2006                            $283,000
                    2007                            $283,000
                    2008                            $283,000
                    2009                            $283,000


          The above amortization expense forecast is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of intangible assets, accelerated amortization of licenses and permits, and other events.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
June 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================


8.   Loans Payable
------------------

                                                                 June 30    December 31
                                                                    2004           2003
     ----------------------------------------------------------------------------------

     Bank loan:  RMB  5,000,000,  bearing  interest  at
     5.84% per annum and due on June 26, 2004. The loan
     is secured by certain machinery and equipment.         $         -     $  603,865

     Employees   loan:   RMB  1,230,000   (2003  -  RMB
     1,230,000)  bearing  interest at 15% per annum and
     due on demand.                                             148,550        148,550
     ----------------------------------------------------------------------------------

     Total loans payable - current                          $   148,550     $  752,415
     ==================================================================================

     Bank loan: RMB5,000,000, bearing interest at 5.49%
     per annum,  interest is payable  quarterly and the
     principal is repayable on December 19, 2005            $   603,865     $  603,865

     Bank loan: RMB1,764,867, bearing interest at 5.04%
     per annum payable with the monthly blended payment
     of 2,284 due on May 25, 2014                               213,148              -

     Loan from China  High Tech  Investment  Co.  Ltd.:
     RMB10,800,000,  $652,174 (RMB5.4 million) of which
     due on September  30, 2005 with the balance due on
     December 31, 2005                                        1,304,348              -
     ----------------------------------------------------------------------------------


     Total loans payable - long-term                        $ 2,121,361     $  603,865
     ==================================================================================

     The weighted average interest rate was 7.03% and 8.52% for the six months ended June 30, 2004 and the year ended December 31, 2003 respectively.


9.   Promissory Note Receivable
-------------------------------

                                                          June 30    December 31
                                                             2004           2003
     ---------------------------------------------------------------------------

     Promissory note                                $  2,331,507     $        -

     Interest accrued                                    193,260              -
     ---------------------------------------------------------------------------

     Total                                          $  2,424,767     $        -
     ===========================================================================

     The promissory note is due from a company controlled by a former director. The note is payable on or before January 26, 2005 and bears interest at 8% per annum.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
June 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================


10.  Income Taxes
-----------------

     Sinovac China is subject to income taxes in China on its taxable income as reported in its statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to Sino-foreign investment enterprises. Pursuant to the same income tax laws, it is exempt from income tax for two years starting from its first profit-making year followed by a 15% corporation income tax rate for the next three years. No income taxes were charged to Sinovac China for each of the six-month periods ended June 30, 2004 and 2003. The parent company is not subject to income taxes.

     The tax effects of temporary differences that give rise to the Company's deferred tax asset (liability) are as follow:

                                                         June 30     December 31
                                                            2004            2003
     ---------------------------------------------------------------------------

     Tax losses carried forward                     $    161,000     $  139,000
     Excess of tax cost over the net book value
     of the certain long-lived assets                    693,000        711,000
     Less: valuation allowance                          (854,000)      (850,000)
     ---------------------------------------------------------------------------

     Total deferred tax asset (liability)           $          -     $       -
     ===========================================================================

     The potential tax benefits arising from the losses have not been recorded in the financial statements. The Company evaluates its valuation allowance requirements on an annual basis based on projected future operations. When circumstances change and this causes a change in management's judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
June 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================


11.  Related Party Transactions
-------------------------------

     Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

     (a)  Due from related parties consist of the following (Notes 6 & 7):

                                                                 June 30    December 31
                                                                    2004           2003
     ----------------------------------------------------------------------------------

     o    Advances to Tangshan Yian, a company  related
          by a common director,  bearing interest at 5%
          per annum (secured by the floating  charge on
          the property, plant and equipment of Tangshan
          Yian)                                             $         -     $  786,300

     o    Due from Shenzhen Biological  Investment Co.,
          Ltd.   ("Shenzhen  Co."),  a  non-controlling
          shareholder of the Company,  bearing interest
          at 5% per annum                                             -         32,178

     o    Due from  Beijing  Xinfu,  a  non-controlling
          shareholder of the Company,  bearing interest
          at 5% per annum                                             -        128,789

     o    Due from Sino Pharma, a company controlled by
          a former director, bearing interest at 5% and
          due on June 30, 2004                                  389,493              -

     o    Promissory note from a director (see below)         1,849,000              -

     o    Due from a former shareholder                           7,908              -
     ----------------------------------------------------------------------------------

     Total                                                  $ 2,246,401     $  947,267
     ==================================================================================

     The $1,849,000 promissory note is due from a director of the Company and due on September 24, 2004. On October 12, 2004, the Company entered into a Pledge, Escrow and Promissory Note Agreement ("Escrow Agreement") with this director to extend the repayment date. Pursuant to the Escrow Agreement, the promissory note shall be paid in installments of $200,000 commencing November 15, 2004 and the like amount each three months thereafter ("Installment") with any remaining sum due on November 15, 2006. The note bears interest at 5% per annum payable with each Installment. This director placed 3,000,000 shares of the Company in escrow as security for the amounts owing under the term of the Escrow Agreement.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
June 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================


11.  Related Party Transactions (continued)
-------------------------------

     (b) Amounts due to related parties are unsecured, interest free and have no stated term of repayment (Notes 6 & 7):

                                                                 June 30    December 31
                                                                    2004           2003
     ----------------------------------------------------------------------------------

     o    Due to  Beijing  Weiming,  a  non-controlling
          shareholder of the Company                        $         -     $1,135,045

     o    Due  to  Beijing  Keding,  a  non-controlling
          shareholder of the Company                             10,481         10,487

     o    Due  to  Beijing  Xinfu,  a   non-controlling
          shareholder of the Company                              5,611              -

     o    Due to a director                                      45,473         24,942

     o    Due to a director and shareholder (Note 6)          2,200,000              -
     ----------------------------------------------------------------------------------

     Total                                                  $ 2,261,565     $1,170,474
     ==================================================================================

     (c) The Company entered into the following transactions with related parties:

                                                              Six Months     Six Months
                                                                   Ended          Ended
                                                                 June 30        June 30
                                                                    2004           2003
     ----------------------------------------------------------------------------------

     Interest  income earned on the advances to related
     parties                                                $   161,585     $   22,386

     Interest  expenses  incurred on the advances  from
     related parties (including interest imputed at the
     rate of 5% per annum on the interest-free advances
     received):                                             $    68,179     $   57,962
     ----------------------------------------------------------------------------------

     (d) On June 30, 2003, Sinovac China completed two debt settlements, totaling $2,608,696, with corporations controlled by a director of Sinovac China by issuing shares equal to approximately a 16% interest in Sinovac China.


12.  Stock Option Plan
----------------------

     The board of directors has approved a stock option plan (the "Plan") effective on November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company's common stock. Options granted under the plan have a maximum life of 10 years and the plan expires on November 1, 2023. A maximum of 5,000,000 common stocks have been reserved under the plan. Each stock option entitles its holder to purchase one common share of the Company. Options may be granted for a term not exceeding 10 years from the date of grant. The Plan is administered by the board of directors.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
June 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================


12.  Stock Option Plan (continued)
----------------------

     In 2003, 3,000,000 stock options under the Plan were granted to its directors, officers, employees and consultants with an exercise price of $1.31 per share, being the market price at the time of the grant. These options vest from April 1, 2004 to July 1, 2006 and expire on November 12, 2008.

     In April 2004, 2,000,000 stock options under the Plan were granted to its directors, officers, employees and consultants with an exercise price of $4.55 per share, being the market price at the time of the grant. These options vest from April 14, 2004 to July 14, 2006 and expire on April 13, 2009.

     A summary of the Company's stock options activities is presented below:

                                                                             Weighted
                                                           Number of          Average
                                                       Common Shares   Exercise Price
     --------------------------------------------------------------------------------

     Options outstanding at December 31, 2002                     -                -
     Granted in 2003                                      3,000,000        $    1.31
     --------------------------------------------------------------------------------

     Options outstanding as at December 31, 2003          3,000,000             1.31

     Granted in 2004                                      2,000,000             4.55
     --------------------------------------------------------------------------------

     Options outstanding as at June 30, 2004              5,000,000        $    2.61
     ================================================================================

     Options exercisable as at June 30, 2004              1,428,740        $    2.63
     ================================================================================

     The Company charged $2,238,098 and $nil stock-based compensation to operations in the six months ended June 30, 2004 and six months ended June 30, 2003 respectively by applying the fair value method in accordance with SFAS No.123.

     The following table shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option pricing model:

                                                      June 30 2004    December 31 2003
     ---------------------------------------------------------------------------------

     Expected volatility                                     74.0%               74.0%

     Risk-free interest rate                                 3.44%               3.42%

     Expected life (years)                                     5.0                 4.0

     Dividend yield                                            Nil                 Nil

     Number of stock options granted                     2,000,000           3,000,000

     Weighted average fair value of options granted          $2.85               $0.74
     ---------------------------------------------------------------------------------

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Consolidated Financial Statements
June 30, 2004
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================


13.  Capital Stock
------------------

     (a)  Share Capital

     In 2004, the Company completed a private placement by issuing 3,800,000 units at a price of $1.25 per unit for gross proceeds of $4,750,000, of which $1,031,959 was received by December 31, 2003. Each unit consists of one share of common stock of the Company and one share purchase warrant. The terms of the warrants are described below. The Company also issued 379,200 units as a finder's fee.

     (b)  Share Purchase Warrants

     As at June 30, 2004, there are warrants outstanding to purchase up to 8,358,400 shares of common stock of the Company. In particular there are 4,179,200 share purchase warrants outstanding; each warrant entitles the holder to purchase one common share of the Company at $1.50 per share and a "piggyback" right to purchase one additional share of the Company at $3.00 per share until November 14, 2005 only if the holder exercises the share purchase warrant. There were no share purchase warrants outstanding at December 31, 2003.


14.  Segmented Information
--------------------------

     The Company operates exclusively in the biotech sector. The Company's business is considered as operating in one segment based upon the Company's organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations. All the revenues are generated in China. The Company's assets by geographical location are as follows:

                                                      June30        December 31
                                                        2004               2003
     --------------------------------------------------------------------------
     Assets

     North America                             $    570.472        $    342,268
     China                                       22,507,162          14,555,448
     --------------------------------------------------------------------------
     Total                                     $ 23,077,634        $ 14,897,716
     ==========================================================================


15.  Non Cash Transactions
--------------------------

     (a) In January 2004, the Company issued 3,500,000 common shares and $2,200,000 promissory note for the acquisition of Tangshan Yian (Note
          6).

     (b) For the six months ended June 30, 2003, Sinovac China issued its shares for debt settlement in the amount of $2,608,696 (Note 11d).

Item 2.  Management  discussion and analysis for the six month period ended June
--------------------------------------------------------------------------------
30, 2004
--------

Management's  Discussion  and  Analysis of  Financial  Condition  and Results of
--------------------------------------------------------------------------------
Operations
----------

Forward-Looking Information
---------------------------

Certain statements in this management discussion and analysis, to the extent that they are not based on historical events, are forward-looking statements that rely on certain assumptions and reflect Sinovac Biotech Ltd.'s (the "Company") current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the preceding sections, and statements regarding growth strategy and future-oriented project expenditures. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events.

A variety of inherent risks, uncertainties and factors, many of which are beyond the Company's control, affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include the impact or unanticipated impact of: current, pending and proposed legislative or regulatory developments in the jurisdictions where the Company operates, in particular in China; change in tax laws; political conditions and developments; changes in Chinese government support or restrictions on foreign investment; general economic conditions worldwide, as well as in China. The Company is also subject to risks common to biopharmaceutical companies, including risks inherent in the research and development efforts and clinical trials, enforcement of patent and proprietary rights, the need for future capital, potential competition and uncertainty of regulatory approvals. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.

The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

Management Discussion and Analysis
----------------------------------

I.     Overview
       --------

Vaccines and Markets: Global and Chinese
----------------------------------------

The global vaccine market in 2001 was valued at US$ 5.4 billion and is forecast to reach US$17 billion by 2010 (Datamonitor). This predicted year-on-year growth of 10-12% makes vaccines the fastest growing pharmaceutical sector, eclipsing even prescription drugs. A key driver of this growth is the threat of the emergence of new, more powerful super viruses, such as SARS and avian influenza.

The efficacy of vaccines in preventing viral infections is underscored by the prevalence of prevention programs worldwide; some 116 countries have initiated childhood vaccination regimes. World health authorities concur that vaccination is the most cost effective way to deal with viral threats.

But issues of quality and cost have created a shortage of effective, affordable vaccines to prevent hepatitis A, hepatitis B, and influenza. The undersupply of influenza vaccines in China is especially acute, with an estimated annual shortfall of some 15 to 20 million doses. Hepatitis A is endemic in China, with
2.4 million cases of acute hepatitis every year. Up to 80% of the population is estimated to likely be infected at some point in their lives. Two billion people around the world are infected with hepatitis B, with between 10 to 30 million new infections annually. More than 350 million will suffer lifelong infection, and some 500,000 die from liver disease caused by this viral disease every year. With an aging Chinese population and a growing health-conscious middle class, the demand for influenza vaccines is expected to grow as much as ten-fold within the next few years in China. No approved vaccines exist yet for SARS and avian influenza.

The Chinese Vaccine Market
--------------------------

China population's of 1.3 billion is the world's largest. With between 15 to 20 million newborns a year and an increasing elderly population of more than 135 million, there is growing need for safe, highly effective, low-cost vaccines to protect these most vulnerable segments of the population, as well as the general public, from infectious diseases caused by viruses. Between 1992 and 2002 demand for vaccines rose 21.8% a year and consistently exceeded output, despite large gains in production.

There are several factors driving China's commitment to develop and deploy vaccines for viral diseases. They include its still-rapidly growing economy, increased awareness of the need for health management, the launch of a US$145 million nationwide disease prevention program, and a government focus on disease prevention as a key element in the development of the country's pharmaceutical industry.

During the first half of 2004, the Company generated sales revenue of $2.29million, exceeding the first half of 2003 sales by 110%, or $1.2million. In addition to favorable economic factors, the Company attributes this revenue growth to its strong sales network and increasing recognition of the Company's accomplishments as a world-class biotechnology firm and leadership in the development of SARS vaccine.

Early in 2004, the Company acquired 100% of the issued and outstanding shares of Tangshan Yian Biological Engineering Co., Ltd. ("Tangshan Yian"). Since this acquisition, the financial results of Tangshan Yian have been consolidated in the Company's financial statements. The strategic acquisition of Tangshan Yian, founded in 1993, is a logical step to enhance the Company's R&D capacity. The Company's majority-owned subsidiary, Sinovac Biotech Co., Ltd. ("Sinovac") now owns a state-of-the-art P3 vaccine research laboratory for SARS vaccine research in China, which is located at the Tangshan Yian facility and will be the main research center of the Company.

II.    Objectives
       ----------

The Company's objective is to continuously increase the sales of its inactivated hepatitis A vaccine, HealiveTM, in the Chinese market and to develop overseas markets for its existing products as well as those in development, including BiliveTM vaccine for hepatitis A&B, and vaccines for influenza, SARS and avian influenza. To this end, the Company will continue expanding its domestic Chinese sales network nationwide that dovetails with the Chinese vaccine distribution system administered by the China Center for Disease Control. Sinovac is also expanding its international marketing program to increase the sales of its affordable world-class vaccines. To date, Sinovac has contracted with two experienced marketing and sales organizations: Innopath of South Korea and China National Medicine and Health Products Import/Export Corporation, known as MEHECO.

Innopath has an extensive network of international vaccine market experience and a well organized international sales network. Innopath is helping Sinovac with the development of a marketing strategy, registration in some of its 32 targeted countries, and establishing distribution channels. MEHECO has a reputation for nurturing relationships with a wide range of customers from more than 100 countries worldwide.

Sinovac is also actively looking for and evaluating synergistic acquisition targets both in China and internationally. The objective is to dramatically increase corporate revenues in the short term and to leverage the acquisitions' existing market share to allow faster penetration of Sinovac's current vaccines.

Approvals and Trials
--------------------

The Company expects to receive the China State Food & Drug Administration ("SFDA") approval of its hepatitis A&B vaccine, BiliveTM by late 2004. The SFDA accepted the application for BiliveTM in June 2004. The approval process has reached the final stage, waiting for the approval signature by the Director of SFDA. A marketing plan for BiliveTM has been prepared. The sales of BiliveTM in China are expected to commence shortly after it is approved. The product may be distributed through the same channels as HealiveTM, a hepatitis A vaccine that is already available in the Chinese market.

The Company expects to gain approval for its influenza vaccine in 2005. The new drug application has been submitted to SFDA after the clinical trials of the Company's influenza vaccine were completed earlier this year. Currently, the production process is undergoing optimization. The construction of manufacturing facilities for influenza vaccine with a 2 million-dose production capacity is expected to be completed in early 2005.

The Company further expects to complete the Phase I clinical trial reporting for its proprietary SARS vaccine by next spring. As of the 1st September 2004, all 36 subjects have been vaccinated with two doses of either SARS vaccine or placebo. The immunization schedule for the trial was completed at that time. The 56-day observation period for all 36 volunteers was completed as of the 29th September 2004. No adverse reactions had been observed up to that date.

The clinical trial is expected to end after every volunteer has been observed for 210 days after inoculation. During this period, the level of the neutralized antibody in the blood serum of each volunteer is going to be tested. An evaluation of the safety profile and immunogenicity effect of the vaccine will also be released.

III.   Description of Business
       -----------------------

Sinovac Biotech Ltd. specializes in the research, development, commercialization, and sale of vaccines to prevent infectious diseases such as hepatitis A and hepatitis B, influenza, SARS, and avian influenza, or bird flu. One of China's leading emerging bio-pharmaceutical firms, the Company focuses on manufacturing and marketing human use vaccines and related products and works closely with Chinese public health officials and institutions. Having successfully developed and launched the first inactivated hepatitis A vaccine developed in China for the Chinese market, Sinovac is the first company to have commenced human clinical trials for a vaccine to prevent SARS. Sinovac's existing products and those in development include:

o HealiveTM is a high-quality vaccine developed to prevent hepatitis A. Highly stable and very safe, it comes in both adult and child doses, providing reliable and long-lasting immune effectiveness. The first inactivated hepatitis A vaccine developed by Chinese scientists, Healive received the Chinese State Certificate for new drugs in 1999 and is fully endorsed by China's National Institute for the Control of Pharmaceutical and Biological Products (NICPBP).

o BiliveTM is a high quality vaccine developed to prevent hepatitis A&B. Like Healive, it is very safe, highly stable, available in both adult and child doses, and provides reliable and long-lasting immunity.

o SPLIT FLU: Vaccine for influenza. Sinovac is developing a Split Flu influenza vaccine in response to Chinese CDC estimates that the supply shortfall of influenza vaccine is as much as 15 to 20 million doses in China. Sinovac is working to establish itself as the market leader for the production of a Split Flu vaccine. Split vaccine is the most widely used influenza vaccine because of its safety. Whole particle vaccines are prohibited for children under 12 because of severe adverse reactions.

o Vaccine for Severe Acute Respiratory Syndrome (SARS). In 2004, Sinovac received permission to undertake human clinical trials of a SARS vaccine, becoming the first company authorized to conduct such trials. Working closely with the Chinese FDA (SFDA) and world health authorities, Sinovac developed clinical protocols in accordance with worldwide protocols for conducting SARS vaccine clinical trials. In May 2004, Sinovac began Phase I clinical trials to determine if the vaccine is safe for human use.o Vaccine for Avian Influenza:
Sinovac began working on an avian flu virus with its New Human Influenza (H5N1) Vaccine and Development Project in 2004. Collaborating with the China Center for Disease Control, Sinovac has completed the research protocol and is moving ahead with the development of an avian flu vaccine.

R&D and Production Facilities
-----------------------------

Sinovac's corporate headquarters and primary research and development facilities are located in the Beijing University Biological Industry Park at a 4,113 square meter, state-of-the-art plant. The Company's new flu production line is situated at a new manufacturing facility being built next to its existing Beijing headquarters. The 2,600 square-meter facility, built to global Good Manufacturing Practice (GMP) standards, is expected to have a production capacity of 2 million doses of flu vaccine per year.

The Company's Tangshan Yian plant (formerly the Tangshan Yian Biological Engineering Co. Ltd.) conducts research and pilot-production for the company's other in-development vaccine biotechnologies. The plant includes a world class P3 lab (BL3). The Tangshan Yian facility is located in the New Hi-tech Development Zone of Tangshan City 160 km from Beijing.

All of Sinovac's facilities conform to the World Health Organization's recommended bio-safety standards and the primary manufacturing plant has been certified as meeting the GMP standard of both the China State Pharmaceutical Administration and the US Food and Drug Administration.

Management
----------

The Company has a highly experienced management team that is well qualified to guide the timely development of the Company's proprietary, cost-effective vaccines. The success of these vaccines is expected to accelerate the Company to the forefront of China's fast-emerging biopharmaceutical industry. Furthermore, the Company expects to be able to offer other developing Southeast Asian nations low-cost alternatives to expensive Western vaccines. Moreover, management is focusing on vaccines that have significant commercial viability in developing nations around the world.

President: Dr. Wei Dong Yin, M.D.
---------------------------------
Dr. Yin has been dedicated to hepatitis research for more than 20 years. He is credited with developing the intellectual property that led to the development of Sinovac's hepatitis A vaccine. Dr. Yin has also been instrumental in shaping the Ministry of Public Health's policy for prioritizing hepatitis as one of the major diseases that the Chinese healthcare system is trying to combat over the next five years. Dr. Yin has a MBA from the National University of Singapore.

Chairman of the Sinovac subsidiary in Beijing: Professor Aihua Pan, PhD., M.D.
------------------------------------------------------------------------------
The American Biographical Institute listed Dr. Pan, an award-winning luminary in biochemistry at Beijing University, as one of the world's 500 most influential leaders in 1997. He is currently Chairman of China Bioway Biotech Group Co., Ltd., Senior Consultant of Shenzhen Municipal Science and Technology Consultancy Commission and Hong Kong Biotech Unions, Executive Director of China National Bio-engineering, Deputy Director Committeeman of Industry Promotion Committee of China Biotech Academy, Vice Director-General of China Medicine Biological Technology Association and Assessment Expert in the biological field of China's 863 Hi-tech Plan.

Vice General Manager: Mr. Jiansan Zhang
---------------------------------------
Mr. Zhang has long experience in vaccine development and production. Trained in biological product manufacturing management and quality control in the Netherlands, he is fully conversant with European GMP standards, which were used in the manufacturing workshop construction of inactivated hepatitis A vaccine and split flu vaccines. His experience helps ensures that the production management and quality control of Sinovac meets international standards. Mr. Zhang has an EMBA from Tsinghua University and received a Bachelor in Medical Treatment from Sun Yat-sen University of Medical Sciences.

Vice General Manager: Dr. Changju Fu
------------------------------------
Dr. Fu is a qualified medical doctor with many years experience in vaccine marketing. He has held a number of leading positions in government and industry involved with expanding sales of vaccine and allied products. Dr. Fu was the first to sell a Chinese made hepatitis vaccine to the Chinese market and has a deep understanding of the issues involved when selling into Asian markets. He will lead the Sinovac sales team as it expands further into the Chinese and foreign markets.

IV.    Operating Results
       -----------------

A.     Sales
       -----

Sales revenue is attributed to HealiveTM, the only product of the Company that is currently available in the market. The sales of this product increased from $1,090,856 for the first half of 2003 to $2,291,558 of the corresponding period of this year, equivalent to a 110% increase.

B.     Gross Profit
       ------------

Gross profit margin remains high at 66.75% in the first half of 2004, which is approximately equal to 67.24% for the corresponding period of 2003.

C.     Selling, General and Administrative Expenses
       --------------------------------------------

The consolidated selling, general and administrative expenses ("SG&A expenses") increased from $615,615 to $1,861,329. This resulted from the exploration of the new markets, improving sales network, and refining sales strategy. The higher SG&A expenses have also been a result of the acquisition of Tangshan Yian, which administrative expenses have been included in the consolidated financial statements since the date of acquisition. As a new player in the biopharmaceutical industry, the first essential step is to build a strong brand image. The building of a vibrant brand has required the need for larger investment in advertisement, skilled employees, promotional activities, commercial and academic events, etc. The total marketing expenses for the six-month period ended June 30, 2004 was $523,108 compared to $371,606 for the corresponding period of 2003.

D.     Stock-Based Compensation
       ------------------------

The Company incurred stock-based compensation of $2,238,098 in the first six months of 2004. During the six months ended June 30, 2004, the Company granted 2,000 000 stock options to its directors, employees and consultants at an exercise price of $4.55 per share. The stock options granted in 2004 have an estimated fair value of $2.85 per share and have different vesting schedules and, as a result, the Company has unearned compensation cost of about $3.96 million. This unearned component will be recognized over the remaining vesting period. There was no stock-based compensation expense in the comparative period in 2003. This item does not reduce the cash balance of the company but reflects the fair value of the above-mentioned stock options.

E.     Research and Development Expenses
       ---------------------------------

Research and development expenses increased from $18,099 to $137,158, which is an increase of six and half times over the same period for the previous year. This increase in research expenses is related to the influenza vaccine. Research expenses on the SARS vaccine are financed by a Chinese government grant and have been netted against the grant received by the Company. For the six months ended June 30, 2004, the Chinese government grants received was $1,639,879, with SARS R&D expenditures of $199,395 for a net amount of $1,440,484. The corresponding figures for the six months ended June 30, 2003 are $265,700 from the Chinese government grants, $143,850 for SARS R&D expenditures for a net amount of $121,850.

After the SARS outbreak in 2003, the Company commenced the study and research of a SARS vaccine. The Company is the first to be approved to commence human clinical trial on SARS vaccine in the world. In the first half of 2004, after receiving the phase I clinical trial certificate from SFDA, the Company started working on the preparation for the trial. On May 22, 2004, the Company announced the commencement of the Phase I clinical trial when the first clinical trial volunteer received his first shot of either SARS vaccine or a placebo. The Chinese government has demonstrated its support to the R&D on SARS vaccine. China's Ministry of Science and Technology and some other central government agencies have given an R&D grant to the Company for the SARS vaccine study. This has provided sufficient funding for the phase I clinical trial.

F.     Provision For Income Taxes
       --------------------------

The Company mainly operates in China. Therefore, it is subject to income taxes in China on its taxable income as reported in its statutory income declaration at a tax rate in accordance with the relevant income tax laws and regulations applicable to Sino-foreign joint ventures. Pursuant to the income tax laws and regulations, the Company is exempted from income tax for two years starting from its first profit-making year followed by a 15% corporation income tax rate for the next three years.

G.     Interest and Financing Expenses
       -------------------------------

Interest and financing expenses for the first half of 2004 were 45% higher than that of the corresponding period in 2003. During this period, the Company acquired 100% of Tangshan Yian. The financial expenses incurred by Tangshan Yian is $3,478. The financing expenses included $67,917 of amortization of the deferred financing fee with respect to the $2,200,000 debt owed to Mr. Heping Wang, one the Company's directors, as part of the consideration for the acquisition of 100% of Tangshan Yian.

H.     Net Loss
       --------

Net loss for the first half of 2004 was $2,889,296 compared to $128,714 for the same period of 2003. The increase in net loss was primarily due to stock-based compensation expenses and the increased SG&A expenses.

I.     Cash Flow and Liquidity
       -----------------------

Our capital requirements have generally been funded by cash flow from borrowings from commercial banks and issuance of common stock. Our cash and cash equivalents totaled $3,018,654 at June 30, 2004, which is not sufficient to fund the Company's business plan over the next 12 months as the Company intends to make several investments to expand its business:

     o The Company plans to spend $4 million constructing an influenza vaccine production line.
     o It is the Company's intention to acquire a further 21% of Sinovac (Beijing), giving it a 72% interest in that company, and is budgeting $3.5 million for that purpose.
     o Product promotion campaigns are estimated to require $1.5 million in the next 12 months.

The Company plans to raise the necessary capital from the sale of equity securities. There can be no assurance that any that such financing will be available, if at all, on terms acceptable to the Company. If additional funds are raised by the issuance of equity securities, stockholders may experience dilution of their ownership interest.

Financial ratio
---------------
                                  June 30, 2004         June 30, 2003
                               -------------------   -------------------
Current ratio*                         1.67                 1.16
Working capital                     $3,630,907            $545,872
Other loan payable                  $2,121,361            $603,865
Equity                             $10,789,806           $6,149,616
Debt to equity **                     19.7%                 9.8%
---------------
* Current ratio = Current Assets / Current Liabilities
** Debt to equity = Total Debt / Equity

In the first half of 2004, the Company generated net cash of $1,598,607. Net cash flow used in operations was $1,786,991, which is $1,048,835 more than the corresponding period for 2003. The increase in cash used by operations was primarily due to cash applied to working capital; the Company's accounts receivable increased as a result of increased sales and the Company repaid accounts payable.

Cash flow from financing activities was $3,770,623 which is $1,923,287 more than the corresponding period for 2003, and which consisted of $3,718,041 of newly raised share capital and $1,440,484 from government funding (net of qualified R&D expenditures).

Cash flow used in investing activities was $385,025, which is $306,599 less than the corresponding period for 2003. In the prior period, the Company had spent $353,904 on acquiring drug licenses and related costs and there were no such expenditures in the current period.

J.     Factors That May Affect Future Results
       --------------------------------------

As  an  emerging   biopharmaceutical  company,  the  Company  is  engaged  in  a competitive and rapidly evolving business environment.

Success in pre-clinical or early clinical trials (which generally focus on safety issues) may not translate into success in large-scale clinical trials (which are designed to show efficacy). Further, success in clinical trials will likely lead to increased investment, adversely affecting short-term profitability, to bring such products to market. Even after a product is approved and launched, general usage or post-marketing studies may identify safety or other previously unknown problems with the product which may result in regulatory approvals being suspended, limited to narrow indications or revoked, or which may otherwise prevent successful commercialization.

The Company must obtain and maintain regulatory approval in order to market our products. Generally, these approvals are on a product-by-product and country-by-country basis. Regulations may be amended from time to time. Revised regulations may require the Company to obtain additional regulatory approvals. There is no guarantee that the Company will be able to satisfy these new regulatory requirements and may suffer a loss of revenue as a result.

The success of the Company is very much dependent on the talents and commitment of a core management team. The loss of the services of any key management figure such as Sinovac's President, Dr. Yin, could negatively impact the Company's progress.

The Company is waiting approval from the SFDA to start marketing Bilive. The Company has no control over this procedure and may not be able to meet its anticipated schedule because of the delay of government approval. The influenza vaccine project is also subject to the same regulatory risk.

Financing difficulty may adversely affect the Company's growth since the construction of the manufacturing facilities for the production of the influenza vaccine is dependent on further financing from the financial market.

There can be no assurance that all of the clinical trials pertaining to the Company's in-development vaccines will be completed within the anticipated time frame. Furthermore, such trials may be delayed or suspended at any time by regulatory agencies if unforeseen health risks become an issue with the participants of clinical trials.

K.     Employees
       ---------

At June 30, 2004, the total number of employees was 123. The Company incurred employee compensation expenses of $328,733.

L.     Forecast for the second half of 2004
       ------------------------------------

The trend of sales in 2003 illustrated the seasonality of the typical sales pattern in China.

First of all, Chinese traditional New Year is usually in January and February. At that time, the population is celebrating this festival. Therefore, there are not many orders coming in during that period. At the beginning of October, planning and budgeting for the coming year is usually conducted by each company. This is the same for China's Center for Disease Control, which places orders for vaccines. From the end of March, sales generally increase rapidly and then slow down in May and June.

Secondly, student examination periods and summer holidays are other important factors. One of the main end user groups for Sinovac's vaccines are students. Usually the schools organize vaccination for the students. In July and August, students take exams and then break for summer holidays. Large-scale vaccination does not take place during this period. Accordingly, sales are relatively low in July and August. In September, new students come to register in their schools. New students are required to receive vaccination during registration and this vaccination requirement thus drives up sales in September.

Finally in December, as Chinese New Year approaches, the Center for Disease Control usually purchases an inventory of vaccines for the coming year. Hence, there are usually many larger orders at the end of the year. Historically in 2003, sales in the month of December increased by about three times the monthly average.

From the sales trend of the Company's first six months of 2004 operations, each month's sales has been higher than the same month in 2003. The Company expects that the seasonality effect described above will result in sales growth for the second half of this year and that sales will reach approximately $6 million to $8 million for this entire year.


Item 3. Quantitative and qualitative disclosures about market risk
------------------------------------------------------------------

The carrying value of cash and cash equivalents, accounts receivable, short-term loans payable, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments. The fair value of long-term debt is based on the discounted value of contractual cash flows and at June 30, 2004, approximates its carrying value. The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

The Company is operating in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese currency RMB. Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and trade receivables, the balances of which are stated on the consolidated balance sheets. The Company places its cash in high credit quality financial institutions.

The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           SINOVAC BIOTECH LTD.
                                           --------------------

Date:  November 10, 2004                   By:    /s/ Lily Wang
                                               -----------------------------
                                                  Lily Wang, CFO and a
                                                  Director